VIA EDGAR

September 15, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Laura Crotty

Re:	AGAPE ATP CORPORATION
File No. 333 – 239951
Registration Statement on Form S-1, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Network 1 Financial Securities, Inc, acting as representative of the underwriters, hereby joins AGAPE ATP CORPORATION in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 19, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated September 7, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirm that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Network 1 Financial Securities, Inc.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director Investment Banking